Modwalla Inc.

FINANCIAL STATEMENTS

For the period January 18, 2022 through July 17, 2022

(Unaudited)

Modwalla Inc.

Balance Sheet

As of July 17

<u>2022</u>

ASSETS

Current Assets

Cash and Cash Equivalents	$2,648.59
Total Current Assets	$2,648.59
Total Assets	$2,648.59

LIABILITIES & SHAREHOLDERS EQUITY

Current Liabilities

Current Liabilities	$0.00
Total Liabilities	$0.00

SHAREHOLDERS' EQUITY

Common Stock (10,000,000 shares authorized, 8,000,000 shares issued and outstanding. $0.00001 par value)	$80.00
Additional Paid In Capital	$22,020.00
Retained Earnings	($19,451.41)
TOTAL LIABILITIES AND SHAREHOLDER EQUITY	$2,648.59

Modwalla Inc.

Statement of Operations

	As of July 17
	2022
Operating Income	
Marketplace Revenue	$47.55
Gross Profit	**$47.55**
Operating Expenses	
Advertising & Marketing	$289.57
Bank Service Charges	$184.21
Computer Hosting	$21.65
Computer Internet	$10.00
Software	$509.81
Meals & Entertainment	$24.51
Professional Fees	$2,215.29
Shipping	$200.00
Travel Expenses	$1,043.92
Net Income	**-$4,451.41**

Modwalla Inc.

Consolidated Statement of Equity

Common Stock

	Shares	Amount	Additional Paid-In Capital	Retained Earnings (Accumulated Deficit	Total
Beginning Balance, January 18, 2022 (Inception)	-	$ -	$ -	$ -	$ -
Contributions	8,000,000	$80.00	$22,020.00	$ -	$22,100.00
Net Income	-	$ -	$ -	($4,451.41)	($4,451.41)
Ending Balance, July 17, 2022	8,000,000	$80.00	$22,020.00	($4,451.41)	$17,648.59

Modwalla Inc.

Statement of Cashflows

	As of July 17
	<u>2022</u>
Cash Flows from Operating Activities	
Net Income (Loss) For The Period	($4,451.41)
Net Cash Flows From Operating Activities	($4,451.41)
Cash Flows From Financing Activities	
Business and Personal Grants	$0.00
Net Cash Flows From Financing Activities	$0.00
Cash at Beginning of Period	**$0.00**
Net Increase (Decrease) In Cash	**$2,648.59**
Cash at End of Period	**$2,648.59**

Modwalla Inc.

Notes to the Financial Statements
For the period January 18, 2022 through July 17, 2022

1. ORGANIZATION AND PURPOSE
   Modwalla Inc. (the "Company"), is a corporation organized under the laws of the State of Delaware. The Company operates a marketplace platform and derives revenue from marketplace commissions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

   a) Basis of Accounting
   The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

   b) Fiscal Year
   The Company operates on a 52-week fiscal year ending on December 31.

   c) Cash Equivalents
   Cash and cash equivalents include cash held in domestic financial institutions. For the period ended July 17, 2022, the Company's cash positions include its operating bank account.

   d) Professional Fees
   Professional fees consist of development services provided for the creation and testing of technologies to be used for the marketplace platform.

   e) Use of Estimates
   The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.